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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

On April 20, 2006, the Annual Meeting of Shareholders of The Credit Suisse Asset Management Income Fund, Inc. (the "Fund") was held and the following matter was voted upon:

	(1) To elect three directors to the Board of Directors of the Fund:

Name of Director	          For	   	 	        Withheld

Lawrence J. Fox (Class II)	42,200,480.6427 shares 	 	1,095,635.1934 shares

Lawrence D. Haber (Class II)	42,138,533.5245 shares		1,157,582.3116 shares

James J. Cattano (Class I)	42,114,016.1088 shares		1,182,099.7273 shares

In addition to the directors elected at the meeting, Enrique R. Arzac and Steven N. Rappaport continue to serve as Directors of the Fund. Also, effective July 1, 2006, Terry Fires Bovarnick was appointed to serve as a director of the Fund.

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